Mail Stop 3561

September 12, 2006

By Facsimile and U.S. Mail

Mr. Steven A. Rogers
Principal Accounting Officer
Dominion Resources, Inc.
701 East Cary Street
Richmond, VA 23261

      Re: Dominion Resources, Inc.
              Form 10-K for the year ended December 31, 2005
              Filed March 2, 2006
              File No. 1-08489

              Form 10-Q for the three months ended March 31, 2006
              Filed May 4, 2006

              Form 10-Q for the six months June 30, 2006
              Filed August 3, 2006

Dear Mr. Rogers:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expend our review to other portions of your documents. Please provide a written response to our comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dominion Resources, Inc. Form 10-K for the year ended December 31, 2005

Critical Accounting Policies and Estimates, page 20

Use of estimates in long-lived asset impairment testing, page 21

1. We note your disclosure that in 2005 you tested a group of gas and steam turbines held for future development with a carrying amount of $187 million for impairment. Please summarize for us the conditions that led to the impairment testing of such assets in development and summarize for us the status of such conditions to date. Further, please summarize your impairment tests that were conducted and the key assumptions used.

Analysis of Consolidated Operations, page 25

2. Please explain to us the hedged forecasted transaction which led to the $75 million ineffectiveness charge noted on page 26. Please explain to us how you concluded the hedging relationship is *still* highly effective. In this regard, explain how you assess hedge effectiveness.

3. Summarize for us the credit exposure which led to the $51 million charge taken related to the Calpine Corporation bankruptcy. In this regard, help us understand the fact pattern surrounding the charge, and why a reserve was not required at some sooner point in time. Revise your disclosure in future filings accordingly.

Financing Cash Flows and Liquidity, page 34

4. We presume you evaluated your forward equity sale contract under EITF Issue 00-19, if not please explain. If so, please provide to us your analysis that supported equity classification, in particular with respect to paragraphs 12-32 of EITF Issue 00-19.

Consolidated Balance Sheets, page 46

5. Prospectively, please classify your intangible assets separately on the face of your consolidated statement of financial position pursuant to paragraphs 42 of SFAS no. 142.

Consolidated Statements of Cash Flows, page 49

6. Please explain what comprised other adjustments to net income of $180 million for the year ended December 31, 2005 and revise in future filings to provide a more meaningful breakdown or description.

7. Explain why you are reflecting *realized* gains and losses as adjustments to net income. In this regard, we note your appropriate inclusion of *unrealized* gains and losses, but are unsure why realized amounts would be reflected as an adjustment. Please include in your response the gross amounts of the realized and unrealized gains and losses you have netted to $335.

Note 2. Significant Accounting Policies, page 50

Electric Fuel, Purchased Energy and Purchased Gas—Deferred Costs, page 51

8. Please tell us the amount of deferred fuel costs that were incurred through 2003. Also, please explain to us why you believe such costs remain recoverable, in particular, when fuel deferral accounting is no longer applicable. In short, please support your basis for regulatory asset classification.

Allowances Held for Resale, page 54

9. You indicate that allowances held for resale are carried at cost. To the extent such allowances are below fair value please explain if you record any provision to recognize net realizable value; if not, then please provide the GAAP analysis used to support your accounting policy.

Note 16. Variable Interest Entities, page 64

10. Please provide to us your FIN 46R analysis regarding the power purchase contracts that were restructured. In this regard, explain how you determined you were not the primary beneficiary of the variable interest entities. Tell us and disclose in future filings, the maximum exposure the company has to loss as a result of its involvement with the two potential variable interest entities.

11. Reference is made to the three remaining potential VIEs from which you are continuing to obtain additional information to perform an analysis under FIN 46R. Please tell us and revise future filings to disclose the amount of your exposure to loss as a result of your relationship with these potential VIEs as required by paragraph 26.c. of FIN 46R. If you have no exposure to loss, please disclose that fact.

Note 28. Operating Segments, page 79

12. We note the change in composition of your reportable segments. Based on your disclosure it does not appear that prior periods reflect the changes that were made. For example, you indicate that certain hedging relationships are *now* reflected in the Dominion Generation Segment. Please see paragraphs 34 and 35 of SFAS no. 131. Please advise and show us what your disclosure will look like revised if applicable.

Form 10-Q for the period ended June 30, 2006

Note 14. Stock Based Awards

13. Revise your future disclosure to discuss how you estimate forfeitures for purposes of determining your stock compensation expense under SFAS no. 123R.

14. We note that options to purchase stock are granted at a price not less than fair market value at the date of grant. Please revise your disclosure in future filings to clarify how you determine the fair values of stock options. Also, please refer to the disclosure requirement of SFAS no. 123R, in particular paragraphs 64 and A240 and A241 and expand your disclosure accordingly in future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or, Donna DiSilvio at (202) 551-3202 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief